1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. For so long as the securities are restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and until the expiration of applicable holding periods, the securities will not be eligible for deposit under any unrestricted depositary receipt facility.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Placing of H Shares and Resumption of Trading

Joint Global Coordinators, Joint Placing Agents
and Joint Bookrunners

J.P. Morgan Securities Ltd.	CLSA Limited	China International Capital Corporation
Hong Kong Securities Limited

On 9 May 2006, Aluminum Corporation of China Limited (the "Company") entered into a placing agreement (the "Placing Agreement") with J.P. Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited (the "Joint Placing Agents") in relation to the placing (the "Placing"), on a fully underwritten basis, of an aggregate of 644,100,000 overseas listed foreign invested shares of RMB1.00 each ("H Shares") in the share capital of the Company (the "Placing Shares") at a price of HK$7.25 per H Share (the "Placing Price").

The Placing Shares comprise (1) 600,000,000 H Shares (the "New Shares") to be allotted and issued by the Company and (2) 44,100,000 H Shares (the "Sale Shares") to be converted from the same number of existing State-owned domestic shares that are to be allocated from Aluminum Corporation of China to the National Social Security Fund Council (the "NSSF") of the PRC.

The Placing Shares represent approximately 5.83% of the existing issued share capital of the Company and approximately 5.53% of the issued share capital of the Company as enlarged by the issue of the New Shares.

The Placing Shares will be sold to no less than six independent professional and institutional investors on a fully underwritten basis subject to termination in certain events, set out below under the heading "Conditions of the Placing".

The net proceeds of the Placing of the New Shares will be approximately HK$4,247 million. The Company intends to use the net proceeds from the Placing of the New Shares for the funding of any possible acquisitions of domestic primary aluminum projects and for general corporate purposes.

The New Shares will be issued under the general mandate granted to the directors of the Company (the "Directors") at the annual general meeting of the Company held on 9 June 2005.

The Company requested for suspension of trading in the H Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") from 12:25 p.m. on 8 May 2006 pending the release of this announcement, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 10 May 2006.

THE PLACING AGREEMENT
Date:	9 May 2006

Parties:	(i)	The Company
	(ii)	The Joint Placing Agents

PLACING

The Joint Placing Agents agree as agents for the Company to severally procure, on a fully underwritten basis, institutional and other investors to subscribe for and purchase an aggregate of 644,100,000 Placing Shares. The Placing Shares comprise of (1) 600,000,000 New Shares to be allocated and issued by the Company; and (2) 44,100,000 Sale Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Aluminum Corporation of China to NSSF.

INDEPENDENCE OF THE JOINT PLACING AGENTS

The Joint Placing Agents are not connected persons (as defined in the Listing Rules) of the Company or the NSSF and each of them is independent of and not connected with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or the NSSF or any of their respective subsidiaries or associates (as defined in the Listing Rules).

NUMBER OF PLACING SHARES

The 644,100,000 H Shares represent approximately 19.52 per cent. and 5.83 per cent. respectively of the existing H Shares in issue and the registered capital of the Company prior to the Placing, and approximately 16.33 per cent. and 5.53 per cent. respectively of the H Shares in issue and the registered capital of the Company as enlarged by the issue of the New Shares.

PLACING PRICE

HK$7.25 per Placing Share, representing a discount of approximately 2.68 per cent to the closing price of HK$7.45 per H Share on the Stock Exchange on the previous trading day prior to suspension on 8 May 2006, being the date immediately preceding the date of the Placing Agreement and representing a discount of approximately 3.33 per cent to the average closing price of HK$7.50 per H Share of the last 5 trading days on the Stock Exchange immediately preceding 8 May 2006, and a discount of approximately 5.10 per cent to the average closing price of HK$7.64 per H Share of the last 10 trading days on the Stock Exchange immediately preceding 8 May 2006. The Placing Price was agreed after arm's length negotiation between the Company and the Joint Placing Agents.

The effective net placing price is estimated to be about HK$7.08 per H Share.

CONDITIONS OF THE PLACING

The Placing is conditional upon the Stock Exchange granting listing of and permission to deal in the Placing Shares on or before 12:00 noon on 25 May 2006 (or such later time and date the Company and the Joint Placing Agents may agree in writing) and the Placing Agreement not having been terminated by the Joint Placing Agents in accordance with the terms thereof, such as on the grounds of material breach of the representations, warranties and undertakings of the Company given in the Placing Agreement or the occurrence of certain force majeure events.

SALE BY NSSF

Pursuant to the approval of the State-owned Assets Supervision and Administration Commission ("SASAC") dated 3 April 2006, SASAC has approved, as part of the Placing, the allocation of the Sale Shares from Aluminum Corporation of China to the NSSF in accordance with the requirements of the Provisional Administrative Measures for the Reduction of State Shares and the Raising of the Social Security Fund (the "Regulations for the Reduction of State-owned Shares") of the PRC. By another approval document dated 11 April 2006, the NSSF entrusted the Company to effect a sale of the Sale Shares (to be converted into H Shares) as part of the Placing, and to remit the entire net proceeds of the sale to the NSSF. NSSF is not an existing shareholder of the Company. Pursuant to the Regulations for the Reduction of State-owned Shares, the holders of the State-owned domestic shares of the Company have to sell such number of State-owned domestic shares equivalent to 10 per cent of the proceeds to be raised in the Placing. Aluminum Corporation of China is selling the Sale Shares for itself and for Guangxi Investment (Group) Co., Ltd., Guizhou Provincial Materials Development and Investment Corporation and China Construction Bank. The other holders of State-owned domestic shares of the Company have obtained an exemption from the Ministry of Finance and are not required to sell their relevant percentage of State-owned domestic shares in the Placing.

COMPLETION OF THE PLACING

Completion is expected to take place on or before 25 May 2006 or such other time or date as the Company and the Joint Placing Agents shall agree (the "Placing Completion Date").

Shareholding Structure of the Company on the date of the Placing Agreement and on the Placing Completion Date

As at the date of	On the Placing
the Placing Agreement	Completion Date
		Percentage		Percentage
Holder of		of issued		of issued
Domestic Shares or H Shares	No. of shares	share capital	No. of shares	share capital
	(in millions)	(%)	(in millions)	(%)

Holders of Domestic Shares

Aluminum Corporation of China	4,656.3(1)	42.14	4,612.2(2)	39.59
China Cinda Asset
Management Corporation	900.6	8.15	900.6	7.73
China Construction Bank	709.8	6.42	709.8	6.09
China Orient Asset
Management Corporation	602.2	5.45	602.2	5.17
China Development Bank	554.9	5.02	554.9	4.76
Guangxi (Group) Investment Co., Ltd.	196.8	1.78	196.8	1.69
Guizhou Provincial Materials
Development and
Investment Corporation	129.4	1.17	129.4	1.11

Holders of H Shares
Alcoa International (Asia) Limited	884.2	8.00	884.2	7.59%
Other public investors	2,415.7	21.87	3,059.8	26.26%

	11,049.9	100.00	11,649.9	100.00

Notes:

(1)	Includes the 44,100,000 Sale Shares.

(2)	After allocation of the 44,100,000 Sale Shares as approved by SASAC.

GENERAL MANDATE TO ISSUE THE NEW SHARES

The New Shares will be allotted and issued under the general mandate (the "General Mandate") granted to the Directors of the Company at the last annual general meeting of the Company held on 9 June 2005. The issue of the Placing Shares was approved by the China Securities Regulatory Commission ("CSRC") on 28 April 2006.

REGULATORY APPROVALS

The Company has obtained all relevant PRC regulatory approvals for the Placing, being approvals from the CSRC, SASAC, NSSF, as well as the General Mandate and board approval.

UNITED STATES SELLING RESTRICTIONS

The Placing Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. Persons unless the Placing Shares are registered under the Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. During the 40 days immediately following the Placing Completion Date, no H Shares will be accepted for deposit in the American Depository Shares programme of the Company.

RANKING

The Placing Shares will rank pari passu in all respects with the existing H Shares in issue on the Placing Completion Date, including the right to receive all dividends and distributions declared, paid or made after the Placing Completion Date.

REASONS FOR THE PLACING

In view of current market conditions, the Directors consider that the Placing represents a good opportunity for the Company to raise further financing and also broaden the shareholder and capital base. The Directors consider that the current environment is favourable for the Company to make acquisitions of domestic primary aluminum projects for which funding will be required. As stated in the Company's 2005 annual report, the Company has entered into letters of intent for the acquisition or formation of several investment projects. However, the Company currently has not entered into any definitive agreement relating to such acquisitions or new investments.

USE OF PROCEEDS

The amount to be raised by the Company from the Placing of the New Shares will be approximately HK$4,247 million, after deducting the commission and expenses of the Placing payable by the Company. The Company will not receive any proceeds from the placing of the Sale Shares. The net proceeds of the Sale Shares will be paid to the NSSF.

The Company intends to use the net proceeds from the Placing of the New Shares for the funding of any possible acquisitions of domestic primary aluminum projects and for general corporate purposes.

The Company has not raised funds by way of issue of shares in the 12 months immediately preceding the date of this announcement.

SUSPENSION OF TRADING

The Company requested for suspension of trading in the H Shares on the Stock Exchange from 12:25 p.m. on 8 May 2006 pending the release of this announcement, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 10 May 2006.

APPLICATION FOR LISTING

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

GENERAL

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary
9 May 2006 Beijing, PRC * for identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary